NO ACT

PE 6-11-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012385

Received SEC
AUG 07 2009
Washington, DC 20549

August 7, 2009

Eric R. Smith
Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, MD 21202

Act: 1934
Section:
Rule: 14a-8
Public Availability: 08-07-09

Re: Coach, Inc.
Incoming letter dated June 11, 2009

Dear Mr. Smith:

This is in response to your letter dated June 11, 2009 concerning the shareholder proposal submitted to Coach by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated June 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

August 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Coach, Inc.
Incoming letter dated June 11, 2009

The proposal requests that the board produce a report on the feasibility of ending the use of animal fur in company products.

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-(i)(7). Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 23, 2009

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org
2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)
PETA.ORG

Via regular and electronic mail: *shareholderproposals@sec.gov*

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2009 Proxy Statement of Coach, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated June 11, 2009, submitted to the SEC by Coach, Inc. ("Coach" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), Rule 14a-8(i)(5), and Rule 14a-8(i)(3).

For the reasons that follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Does Not Involve Ordinary Business Under Rule 14a-8(i)(7).

The company argues that the proposal seeks a report on "the sale of particular products" and thus implicates ordinary business operations in an attempt to micromanage the company. (No Action Ltr., p. 2.) As such, Coach asserts that the proposal falls within the ambit of Rule 14a-8(i)(7) and should be excluded.

A. The Subject Matter of the Proposal, Namely a Report on the Feasibility of Ending the Use of Animal Fur, Is Not Ordinary Business.

The company's principal argument is that the Staff has previously determined that the sale of a particular product often implicates ordinary business. Coach highlights Staff opinions that found the following activities to be ordinary business: i) the sale of sexually explicit material at Marriott Hotels and Kmart; ii) the sale of tobacco products at Walgreens, J.C. Penny's, and Albertson's; iii) the sale of glue traps at Home Depot and Lowes; iv) the sale of eggs at Wal-Mart; and v) the sale of birds and live animals at PetSmart. (No Action Ltr., p. 3-4.) What Coach has failed to focus on is that PETA's resolution is not aimed at a particular, identifiable product, but rather at ending the cruelty inherent in the production of fur products.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

The report that PETA's proposal seeks from the Board goes beyond ordinary business concerns. As the Staff has recognized, a resolution that focuses on "sufficiently significant social policy issues ... generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40,018 (May 21, 1998). The proposal under review has as its essence the important public policy of avoiding unnecessary cruelty to animals. Thus, the resolution under review is not distinguishable from the controlled-atmosphere killing ("CAK") resolutions discussed in the company's no action letter at page 4. The fundamental concern of this proposal, as was the case with the CAK resolutions, implicates animal welfare and the cessation of documented animal cruelty and abuse. Accordingly, the proposal is not subject to exclusion under Rule 14a-8(i)(7).

B. The Proposal Has Nothing to Do With Second-Guessing Management.

It has already been shown that this resolution is not about ordinary business operation. It is about the Board's issuing a report to shareholders on a significant policy matter, namely discontinuing the sale of fur for the purpose of eliminating animal cruelty and suffering. Additionally, the company's argument that the "report would [not only] address the Company's general business strategies and operations... but ... would also offer the stockholders of the Company an opportunity to second-guess the Company's management" is silly. The resolution deals with the cruelty inherent in the sale of fur, and shareholders should have a voice through which to communicate their views on this troubling ethical and social policy issue.

C. The Proposal Has Nothing to Do With the Disclosure of Information Regulated by the SEC.

The company asserts that the resolution requires "supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission." (No Action Ltr., p. 6.) This argument is just words without meaning or sense. There is no ordinary business restriction that prevents the company from reporting to shareholders on the feasibility of not selling products made of fur.

D. The Proposal Raises Significant Social Policy Concerns.

PETA's proposal provides as much detail as the 500-word limitation permits describing the conditions and horrors which fur-bearing animals experience before they are turned into commodities. Both trapped and farmed-raised animals suffer unimaginable cruelty before reaching consumer markets. The cruelty of fur has been a matter of considerable public policy debate and ethical concern for the past few decades. It is not coincidental that many respected companies and designers have gone fur-free. A few of those high-profile companies and designers are identified in PETA's resolution. It is disingenuous of Coach to claim that this proposal concerns product selection, and not the inhumane treatment of animals.

The proposal under review is similar to those reviewed in *3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004), *Wendy's Int'l* (avail Feb. 8, 2005), *Hormel Foods Corp.* (avail. Nov. 10,

2005), *Woolworth Corp.* (avail. April 11, 1991) – each was fundamentally concerned with eliminating animal abuse, pain, and suffering. Those are precisely the public policy objectives that the resolution encourages the Board to accomplish by reporting on the feasibility of ending the use of animal fur in its products and joining the many retailers which have done so.

E. The Proposal Has Nothing to Do With Evaluating the Benefits and Risks of Selling Products Made with Fur.

The Proposal from start to finish relates to the documented horror surrounding the production of fur. Those abuses were recorded on video and were documented by PETA's undercover investigations of fur farms. It is PETA's position that there are *no benefits whatsoever* related to the sale of fur, whether the animals are farmed or trapped, because sentient creatures are being subjected to extreme abuse and outright torture. The only "risk" here is that shareholders will be denied an opportunity to tell the Board what they feel about this issue, and whether they want the company to do what is ethically imperative. This is a clear-cut case of a resolution involving significant social and public policy issues.

II. Coach's Contention That the Proposal Is Excludable Under Rule 14a-8(i)(5) Is Subject to the Same Analysis as Its Ordinary Business Exclusion Arguments.

Coach claims that "operations involving animal fur account for substantially less than 5% of its total assets ... and less than 5% of its net earnings and gross sales for its most recent fiscal year." (No Action Ltr., p. 8-9.) Thus, the company contends that the resolution should be omitted.

The same factors which militate against omitting the proposal under the ordinary business exclusion, apply with equal force here. As Coach has readily admitted, the Staff's longstanding position is that shareholder resolutions implicating ethical, social or public policy issues, as well as matter of public debate, are not subject to the strictures of Rule 14a-8(i)(5). Unnecessary cruelty to animals, such as that described in PETA's proposal, is just the kind of ethical, social, and public policy issue that cannot and should not be omitted. See *Humane Society of Rochester v. Lyng*, 633 F. Supp. 480, 486 (W.D.N.Y. 1986).

III. Coach's Argument That the Proposal Contains Materially False or Misleading Statements Fails Under Staff Legal Bulletin 14B.

Rule 14a-8(i)(3) prohibits a company from excluding a proposal merely because it objects to unsupported factual statements. As the Staff has noted, a company's statement in opposition to the proposal is the proper forum for disputing the facts.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified the SEC's position on Rule 14a-8(i)(3). In SLB 14B, the Staff noted that the Rule on false and misleading statements applies to both the shareholder's resolution and the supporting statement. As a consequence, the Staff had devoted "an increasingly large portion of [its] time and resources each proxy season responding to no action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statement."

Accordingly, SLB 14B clarified those instances in which the application of Rule 14a-8(i)(3) is inappropriate:

> [G]oing forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements in opposition.*** [Emphasis supplied.]

Coach argues that the supporting statement's description of how fur is produced along with undercover investigations documenting how the animals are killed, is "inflammatory, speculative, and contain broad generalizations that are not supported by facts." The company's second argument, that the reference to www.FurIsDead.com for further information on the cruelty of fur, is "a blatant attempt" to evade the 500 word limitation prescribed by Rule 14a-8(d), is just nonsense.

As SLB 14B confirms, the supporting statements in PETA's resolution are not the kind of statements that are subject to the exclusions of Rule 14a-8(i)(3). Coach's arguments are that the statements are "not supported," are "inflammatory," and "speculative." Each of these grounds for exclusion is addressed in SLB 14B. Accordingly, the company's forum for addressing the supporting statement is in its opposition statement.

Conclusion

For the foregoing reasons, we respectfully request that the SEC advise Coach that it will take enforcement action if the company fails to include PETA's proposal in its 2009 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at Shall@Fairchild.com or 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Pro Bono Counsel

SLH/pc

cc: Eric R. Smith, Esq. (via e-mail: ersmith@venable.com)

VENABLE® LLP

750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

410-528-2355 ersmith@venable.com

June 11, 2009

VIA EMAIL: *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Coach, Inc. (File No. 001-16153) Stockholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Coach, Inc. (the "**Company**"), to omit from its proxy statement and form of proxy for the Company's 2009 Annual Meeting of Stockholders (collectively, the "**2009 Proxy Materials**") a stockholder proposal and statements in support thereof (the "**Proposal**") received from People for the Ethical Treatment of Animals (the "**Proponent**"). The Proposal requests the Board of Directors to produce a report by April 2010 on the feasibility of the Company ending its use of animal fur in its products. The Proposal is attached hereto as **Exhibit A**.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") of the Company's intention to omit the Proposal from its 2009 Proxy Materials on any one or all of the bases set forth below, and we respectfully request the staff of the Commission (the "**Staff**") to concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(7), because it deals with matters related to the Company's ordinary business operations;

II. The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and

III. The Proposal is excludable under Rule 14a-8(i)(3) because it contains materially false or misleading statements.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The Company intends to file its definitive 2009 Proxy Materials on or about September 24, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the

Commission. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7), because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks to have the Board of Directors issue a report to the stockholders by April 2010 on the feasibility of the Company ending its use of animal fur in its products. As more fully explained below, there is strong precedent that stockholder proposals requiring a company to prepare a report to the stockholders regarding the sale of particular products or services are within the ambit of a company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). The 1998 Release further states two central considerations underlie this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" they are not proper subjects for shareholder proposals. The Commission stated the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." As explained more fully below, the sale of products containing animal fur is a matter of the Company's ordinary business operations involving complex matters fundamental to management's ability to run the day-to-day operations of the Company and thus the Proposal is excludable.

In its 1983 release, the Commission stated that "[T]he staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." *See* Commission Release No. 34-20091 (Aug. 16, 1983). As explained more fully below, the report requested by the Proposal would involve management's decision regarding the designs and materials used in its products (*i.e.*, the use of fur versus other materials). The Proposal mischaracterizes the decision placed at issue as a mere determination of whether it is *feasible* for the Company to "end its use of animal fur in its products." Products that do not contain animal fur are not the same products as those that do contain animal fur, and characterizing such products as the same misunderstands the nature of the Company's business. The decision regarding whether or not to sell a product, as discussed below, has traditionally been found to be a matter of a company's ordinary business operations and thus excludable.

A. The Subject Matter of the Report Requested By the Proposal Involves the Decision of Whether to Offer Products Containing Animal Fur, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Company is a leading American marketer of fine accessories and gifts for women and men and is one of the most recognized fine accessories brands in the United States and in targeted international markets. The Company's product offerings include handbags, women's and men's accessories, footwear, jewelry, wearables, business cases, sunwear, watches, travel bags and fragrance. In response to its customer's demands for both fashion and function, the Company offers updated styles and multiple product categories which address an increasing share of its customer's accessory wardrobe. The Company's products use a broad range of high quality leathers, fabrics and materials, and an integral part of its business is selecting and retaining various suppliers and selecting the type of products, including the materials to be used in such products, to convey the distinctive perspective and lifestyle associated with the Company's brand. Each product's design, including the materials used in creating such product, contribute to the appeal of a product and impacts the image associated with the Company's products.

The use of fur or other materials is an aesthetic choice that is the essence of the business of a design and fashion house such as Coach; luxury companies must be able to make free and independent judgments of how best to meet the desires and preferences of their consumers. Management's ability to make decisions regarding material selection is fundamental to the branding and operations of the Company and is not appropriately delegated to, or micro-managed by, the Company's stockholders. The Staff has consistently agreed with this assessment and taken the position that the sale or distribution of a particular line of products and services, whether considered controversial or not, is part of a company's ordinary business operations. Numerous examples include:

- *PetSmart, Inc.* (avail. April 8, 2009) in which the Staff permitted the exclusion of a proposal from the Proponent requesting that the board produce a report on the feasibility of PetSmart phasing out the sale of live animals as relating to PetSmart's ordinary business operations (i.e., the sale of particular goods) and the exclusion in *PetSmart, Inc.* (avail. Apr. 14, 2006) of a proposal from the Proponent requesting a report regarding ending the sale of birds, also as relating to PetSmart's ordinary business operations (*i.e.*, the sale of particular goods);

- *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2008) in which the Staff permitted the exclusion of a proposal requesting that the board issue a report on the viability of Wal-Mart's U.K. cage-free egg policy as relating to Wal-Mart's ordinary business operations (i.e., the sale of particular goods);

- *Lowe's Companies, Inc.* (avail. Feb. 1, 2008) in which the Staff permitted the exclusion of a proposal seeking the end of the sale of "devices that are cruel and inhumane to the target animals" as relating to Lowe's ordinary business operations (i.e., the sale of particular goods);

- *Home Depot, Inc.* (avail. Jan. 24, 2008) in which the Staff permitted the exclusion of a proposal from the Proponent related to the sale of glue traps as relating to Home Depot's ordinary business operations (i.e., the sale of particular goods);

- *Marriott International, Inc.* (avail. Feb. 13, 2004) in which the Staff permitted the exclusion of a proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties as relating to the sale and display of a particular product;

- *Kmart Corp.* (avail. Feb. 23, 1993) and *Kmart Corp.* (avail. Mar. 13, 1992) in which the Staff permitted the exclusion of a proposal to terminate the sale of adult media products and a proposal to terminate sale of periodicals containing certain content, respectively, because such proposals related to the sale of a particular product;

- *Albertson's, Inc.* (avail. Mar. 18, 1999) in which the Staff permitted the exclusion of a proposal prohibiting the sale and promotion of tobacco products because it involved "the sale of a particular product";

- *J.C. Penney Co.* (avail. Mar. 2, 1998) in which the Staff permitted the exclusion of a proposal prohibiting the sale of cigarettes because it involved "the sale of a particular product"; and

- *Walgreen Co.* (avail. Sept. 29, 1997) in which the Staff permitted the exclusion of a proposal prohibiting the sale of cigarettes because it involved "the sale of a particular product".

Furthermore, the Staff has not only permitted the exclusion of proposals which require the prohibition of the sale of a particular product, but the Staff has also permitted the exclusion of proposals which are generally directed at the sale of products. In *Phillip Morris Companies* (avail. Feb. 22, 1990), the Staff permitted the exclusion of a proposal that required Phillip Morris to refrain from lobbying activities and expenditures to influence legislation concerning the sale and distribution of tobacco products. The Staff specified that since the proposal was directed at the company's lobbying activities concerning its products, the proposal involved Phillip Morris' ordinary business operations and could thus be excluded. Similarly, although the Proposal does not explicitly require the Company to stop the sale of products containing animal fur, it is directly related to the Company's decision to continue the sale of products containing animal fur. Thus, the Proposal is excludable.

The Company is aware that the Commission has previously denied no-action requests for (i) shareholder proposals seeking reports on the implementation of new procedures involving the alleged inhumane killing of animals, *see Denny's Corporation* (avail. Mar. 22, 2007); *Outback Steakhouse, Inc.* (avail. Mar. 6, 2006); *Hormel Foods Corp.* (avail. Nov. 10, 2005); and *Wendy's International, Inc.* (avail. Feb. 8, 2005) (all denying no-action requests regarding proposals seeking reports on the implementation of controlled-atmosphere killing ("**CAK**") by poultry suppliers) (collectively the ("**CAK Proposals**") and (ii) shareholder proposals encouraging companies to purchase or sell "cage-free" eggs, *see Denny's Corporation* (avail. Mar. 17, 2009) (encouraging Denny's to commit to selling at least 10 percent cage-free eggs by volume); and *Wendy's International, Inc.* (avail. February 19, 2008) (requesting the board issue a report on the economic feasibility of Wendy's purchasing, within 12 months, a percentage of its eggs from hens not confined to cages)(the "**Cage-Free Proposals**").

The Company believes that the CAK Proposals and the Cage-Free Proposals are clearly distinguishable from the Proposal. First, although both the Proposal and the CAK/Cage-Free Proposals purportedly relate to cruelty to animals, the CAK Proposals and the Cage-Free Proposals sought to change the *method* by which certain products were produced, presumably to eliminate the cruel aspects of some production methods. In contrast, the Proposal seeks to end the sale of particular products altogether (regardless of how those products are actually produced), a decision that should be left to management as part of the Company's ordinary business operations.

B. The Proposal Seeks to Second-Guess the Company's Management in Requesting a Report Regarding the Company's Decision to Sell Products Containing Animal Fur and Thus is Excludable as Involving the Company's Ordinary Business Operations.

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. *See, e.g., Pfizer, Inc.* (avail. Jan. 28, 2005) (proposal requiring that the company make no more donations or contributions designed to promote animal testing deemed excludable). Likewise, proposals which potentially provide stockholders with the ability to second-guess management's decisions regarding ordinary business issues constitute an attempt to micro-manage the Company and interfere with the day-to-day conduct of ordinary business operations.

The Company regularly reviews and analyzes its product design and mix. As previously disclosed in the Company's latest Annual Report on Form 10-K, the Company's executive design team is responsible for conceptualizing and directing the design of all Company products. The Company designers are supported by a strong merchandising team that analyzes sales, market trends and consumer preferences to identify business opportunities that help guide each season's design process. The product category teams, each comprised of design, merchandising/ product development and sourcing specialists, help the Company execute design concepts that are consistent with the brand's strategic direction.

In the matter at hand, the Proposal requests the Board of Directors to "produce a report on the feasibility of Coach, Inc. ending its use of animal fur in its products." Not only would the report address the Company's general business strategies and operations, which are generally excluded, (*see General Electric Co.* (avail. Jan. 7, 2005), in which a proposal requiring the board of directors of the company to review certain management was excludable), but the Proposal would also offer the stockholders of the Company an opportunity to micro-manage and second-guess the Company's management. As discussed more fully above, the Proposal requests a report in order for the stockholders to evaluate the "feasibility" of eliminating animal fur in the

Company's products. By asking for stockholders to be provided with such a report, the Proposal clearly invites the stockholders to second-guess management's decisions concerning the Company's ordinary business operations.

C. The Proposal Requires an Additional Supplemental Disclosure by the Company of Information Already Regulated by the Commission Which Relates to the Ordinary Business Operations of the Company and Thus the Proposal Should be Excluded.

The Staff has consistently allowed the exclusion of proposals involving the content of a company report to stockholders which exceed legal requirements because such proposals relate to the company's ordinary business operations. *See, e.g.:*

- *International Business Machines Corp.* (avail. Jan. 19, 1999) in which the Staff permitted the exclusion of a proposal urging the board to establish corporate political contribution guidelines and reporting provisions and publish those provisions in the annual report to the stockholders on Form 10-K; and

- *Circuit City Stores, Inc.* (avail. Apr. 6, 1998) in which the Staff permitted the exclusion of a proposal that, if implemented, would require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports, and emphasized that even if the subject-matter of the proposal "does not necessarily involve matters relating to the Company's ordinary business operations" the exclusion would still apply if it would "require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."

The Proposal requests that the Board of Directors issue a report by April 2010 to the stockholders "on the feasibility of Coach, Inc. ending its use of animal fur in its products." Although the Proposal does not require that the report be included in any of the Company's periodic reports, it does require supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission. The Commission regulates disclosure by companies to ensure that stockholders and potential investors have sufficient information to make informed decisions about such companies. The Commission's rules and regulations govern disclosure of not only material information about current conditions affecting a company, but also any known risks and uncertainties that might have future material financial impact on such company. Whether to disclose such information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. *See Weatherford International Ltd.* (avail. Feb. 25, 2005). As mentioned above and previously disclosed in the Company's 2008 Annual Report, the Company's merchandising team analyzes sales, market trends and consumer preferences to identify business opportunities that help guide each season's design process. In addition, the Company has disclosed that the Company's category teams execute design concepts that are consistent with the brand's strategic direction. Inherent in this analysis and decision making is management's determination regarding the materials to be used in its products.

D. The Proposal Does Not Raise Significant Social Policy Issues Because it Does Not Relate to the Mistreatment or Abuse of Animals by the Company, But Instead Relates to the Sale by the Company of Products Containing Animal Fur.

The Company does not believe that the Proposal raises a significant social policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7). The Staff has found that some of the issues that raise a "significant social policy issue" include (i) animal testing, *see 3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004); (ii) food safety and the inhumane killing of animals, *see Wendy's Int'l, Inc.* (avail. Feb. 8, 2005) and *Hormel Foods Corp.* (avail. Nov. 10, 2005); (iii) animal abuse, see *Woolworth Corp.* (avail. April 11, 1991); and (iv) drug safety and women's health concerns, see *Wyeth* (avail. Feb. 8, 2005).

The Proposal does not involve, and is not related to, any of the above issues, but instead involves a report that merely details whether it is feasible for the Company to end its sale of products containing animal fur. It is important to note that the mere fact that a proposal is ostensibly tied to a social issue does not mean that Rule 14a-8(i)(7) does not apply. *See, e.g., Pfizer, Inc.* (avail. Jan. 28, 2005) (proposal prohibiting the company from making donations which contribute to animal testing was excludable). Even if the requested report was deemed to involve a significant policy issue, the Proposal nevertheless is excludable because it implicates the Company's ordinary business operations as they relate to the selection and evaluation of products offered to customers. For example, the Staff has granted no-action relief under the ordinary business exception for the exclusion of proposals related to sales of other potentially controversial subject matters, including fur. *See Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal to stop selling handguns and ammunition); *Albertson's, Inc.* (avail. Mar. 18, 1999) (proposal to stop selling, advertising or promoting tobacco products); *Alliant Techsystems Inc.* (avail. May 7, 1996) (proposal to end all research, development, production and sales of antipersonnel mines); and *American Express Company* (avail. Jan. 26, 1990) (proposal to discontinue all fur promotions).

In addition, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues. Time after time, the Staff has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). See *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable). *Albertson's, Inc.* (avail. Mar. 18, 1999); *J.C. Penney Co.* (avail. Mar. 2, 1998); and *Walgreen Co.* (avail. Sept. 29, 1997) all provide additional examples of situations where the Staff found that the proposals requiring retailers to stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7). As the Company is not a producer of animal fur, but instead offers customers the opportunity to purchase products containing animal fur as merely one type of products available through the Company's retail stores and other distribution channels, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7).

E. The Proposal Requests the Board of Directors to Prepare a Report to the Stockholders in Order for the Stockholders to Evaluate the Benefits and the Risks to the Company of the Sale of Products Containing Animal Fur, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Proposal does not specifically identify the factors to be considered by the Board of Directors in the preparation of the requested report. However, the requested "feasibility" report would clearly require an internal assessment of the benefits and risks associated with the continued sale by the Company of products containing animal fur. We believe therefore that the Proposal is of the type of excludable proposal which the Staff identified in Staff Legal Bulletin No. 14C (CF), released June 28, 2005. Proposals that pertain to the evaluation of risk have been found to involve a company's ordinary business operations, and are thus properly omitted pursuant to Rule 14a-8(i)(7). In the matter at hand, by calling stockholders' attention to other retailers and competitors of the Company who have gone "fur-free," the Proposal focuses on the potential risks attendant to corporate image resulting from selling products containing animal fur. The Proposal implies that if the Company does not end the sale of products containing animal fur, the Company would not be keeping up with its competitors which could damage its reputation and adversely affect stockholder value.

Evaluation of risks regarding potential damage to reputation is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See, e.g., Newmont Mining Corp.* (avail. Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable on the basis that it pertained to the "evaluation of risk"). *See also, Weatherford International Ltd.* (avail. Feb. 25, 2005) (proposal for the disclosure of the impact of a past reincorporation of the company excludable as an evaluation of items relating to its ordinary business operations); *Dow Chemical Co.* (avail. Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); *American Int'l Group, Inc.* (avail. Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy excludable as relating to an "evaluation of risks and benefits"). Since the Proposal requires a report which, in part, requires an evaluation of the risks and benefits to the Company's reputation, it involves the Company's ordinary business operations and thus is excludable.

II. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a proposal which relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business.

The Proposal requests a report regarding the use of animal fur by the Company in its products. The Company's operations involving animal fur account for substantially less than 5% of its total assets at the end of its most recent fiscal year and less than 5% of its net earnings and gross sales for its most recent fiscal year. The Company has no current plans that increase these percentages to more material levels. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Commission Release No. 34-19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business includes the sale of many different types of products, including (i) handbags, (ii) accessories, including wristlets, cosmetic cases, wallets, card cases, key fobs, charms, as well as electronic, time management and pet accessories, (iii) footwear, (iv) jewelry, including bangle bracelets, sterling silver jewelry and gold plated fashion jewelry, (v) wearables, including jackets, sweaters, gloves, hats and scarves, (vi) business cases, including computer bags, messenger-style bags and totes, (vii) sunglasses and eyewear frames, (viii) watches, (ix) travel bags, including luggage and related accessories, such as travel kits and valet trays, and (x) fragrances, including perfume spray, purse spray, perfume solid, body lotion and lip gloss. The sale of a certain limited number of products that contain fur does not have a significant impact on other Company products and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even if a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. See *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985), in which a proposal relating to a procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus not excludable. *See also, J.P. Morgan & Co.* (avail. Feb. 5, 1999), in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs were settled and total restitution made, because the company's operations related to Switzerland were less than 5% and the proposal was not otherwise significantly related to the company's business. In addition, in *Hewlett-Packard Co. (Reik)* (avail. Jan 7, 2003) the staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's alleged violations of numerous United Nation Resolutions and human rights.

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against "unnecessary cruelty to animals." See *Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). However, the Proposal does not directly relate to "cruelty to animals" in any way, but rather to the business issue of whether the Company, which provides a wide range of premium lifestyle accessories based on its customer's demands and is not in the business of producing animal fur, should continue its sale of products containing animal fur.

III. The Proposal is Excludable Under Rule 14a-8(i)(3) Because it Contains Materially False or Misleading Statements.

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); and *Siebel Sys., Inc.* (avail. Apr. 15, 2003). Specifically, the Staff stated in Staff Legal Bulletin No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement...where statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

The Proponent has made the following statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. Proponent's Statements: *"Fur is produced in one of two ways – either by farming animals or trapping them. In the wild, steel-jaw traps clamp down on animals' legs, often breaking their bones. Some animals, particularly mothers who are desperate to return to their young, will even chew off their own limbs in order to free themselves. Some die from blood loss, infection or starvation; others freeze to death. Animals often suffer for days before trappers arrive to crush their chests or beat or stomp them to death. Beavers and other animals caught in underwater traps suffocate and drown."*

"Undercover investigations of fur farms have revealed that animals are confined to cramped, outdoor cages and that many animals mutilate themselves or hurl their bodies against the sides of their cages as a result of anxiety-induced psychosis. Workers often bludgeon animals with metal rods or slam them against the ground. One investigation documented that some animals were still alive – breathing and blinking – for as long as 10 minutes after their skin had been peeled off. The investigator documented that one skinned raccoon dog who was lying on a heap of carcasses had enough strength to lift his skinless head and stare into the camera."

These statements are inflammatory, speculative, and contain broad generalizations that are not supported by facts. They create a false and misleading impression of the Company by implying that the Company is associated with such unseemly conduct. The statements indirectly, through their implications, both impugn the character, integrity, and reputation of the Company and make charges concerning improper, illegal or immoral conduct or associations without factual foundation and should be excluded under Rule 14a-8(i)(3).

2. Proponent's Statement: *"More information is available by watching PETA's exposé of the fur industry – narrated by Tim Gunn, chief creative officer for Liz Claiborne and star of Project Runway – at* ***www.FurIsDead.com****."*

This statement suggests that the previous supporting statements are just several examples of alleged cruelty and directs investors to the Proponent's website to read additional statements detailing such behavior. This statement should be excluded, as it is a blatant attempt by the Proponent to try to evade Rule 14a-8(d), which limits the Proponent's proposal and supporting statement to 500 words. By directly referring stockholders to the Proponent's website, the Proponent has incorporated the numerous potentially false, misleading and unsupportable statements contained on such website into the supporting statement for the Proposal, thereby circumventing Rule 14a-8(d) and violating Rule 14a-9.

Due to the numerous materially false and misleading statements in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless, and therefore the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and the Staff should not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.

CONCLUSION

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2009 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (410) 528-2355 or Daniel J. Ross of the Company's Law Department at (212) 615-2002, if we can be of any further assistance in this matter.

Sincerely,

Eric R. Smith

Eric R. Smith

Cc: Daniel J. Ross, Esq. – Coach, Inc.
Patricia McGowan, Esq. – Venable LLP
Tracy Reiman – People for the Ethical Treatment of Animals

BA0 229907v12

VENABLE® LLP

EXHIBIT A

2009 Coach Shareholder Resolution

RESOLVED that shareholders request that the Board of Directors produce a report on the feasibility of Coach, Inc., ending its use of animal fur in its products. The report should be produced by April 2010 and should exclude proprietary information.

Statement of Support
Fur is produced in one of two ways—either by farming animals or trapping them. In the wild, steel-jaw traps clamp down on animals' legs, often breaking their bones. Some animals, particularly mothers who are desperate to return to their young, will even chew off their own limbs in order to free themselves. Some die from blood loss, infection, or starvation; others freeze to death. Animals often suffer for days before trappers arrive to crush their chests or beat or stomp them to death. Beavers and other animals caught in underwater traps suffocate and drown.

Undercover investigations of fur farms have revealed that animals are confined to cramped, outdoor cages and that many animals mutilate themselves or hurl their bodies against the sides of their cages as a result of anxiety-induced psychosis. Workers often bludgeon animals with metal rods or slam them against the ground. One investigation documented that some animals were still alive—breathing and blinking—for as long as 10 minutes after their skin had been peeled off. The investigator documented that one skinned raccoon dog who was lying on a heap of carcasses had enough strength left to lift his skinless head and stare into the camera.

More information is available by watching PETA's exposé of the fur industry—narrated by Tim Gunn, chief creative officer for Liz Claiborne and star of *Project Runway*—at **www.FurIsDead.com**.

With the wide variety of high-tech synthetics available for creating luxurious faux furs, today's fashion designers and retailers can be innovative, distinctive, and highly competitive without using fur. Dozens of companies and designers have gone fur-free, such as **Polo Ralph Lauren, Stella McCartney, Vivienne Westwood, Comme des Garçons, Calvin Klein, Betsey Johnson, Gap, Inc., Nike, Inc.** (including **Cole Haan**), and **Liz Claiborne, Inc.** (including **Juicy Couture** and Coach competitor **Kate Spade**).

Despite the broad industry movement away from using animal fur, the technological advances in producing luxurious synthetics, and the cruelty inherent in fur production, Coach has refused to go fur-free. This is a matter of significant social importance, and understanding the feasibility of Coach joining many other retailers in becoming fur-free would benefit shareholders. Accordingly, shareholders are encouraged to vote in favor of this resolution.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

April 8, 2009

Carole P. Sadler
Coach, Inc.
516 W. 34th St.
New York, NY 10001

Dear Ms. Sadler,

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 198 shares of Coach, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact the undersigned if you need any further information. If Coach, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8322 or via e-mail at Tracyr@peta.org.

Sincerely,

Tracy Reiman
Executive Vice-President

Enclosures: 2009 Shareholder Resolution
Morgan Stanley Letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

2009 Coach Shareholder Resolution

RESOLVED that shareholders request that the Board of Directors produce a report on the feasibility of Coach, Inc., ending its use of animal fur in its products. The report should be produced by April 2010 and should exclude proprietary information.

Statement of Support

Fur is produced in one of two ways—either by farming animals or trapping them. In the wild, steel-jaw traps clamp down on animals' legs, often breaking their bones. Some animals, particularly mothers who are desperate to return to their young, will even chew off their own limbs in order to free themselves. Some die from blood loss, infection, or starvation; others freeze to death. Animals often suffer for days before trappers arrive to crush their chests or beat or stomp them to death. Beavers and other animals caught in underwater traps suffocate and drown.

Undercover investigations of fur farms have revealed that animals are confined to cramped, outdoor cages and that many animals mutilate themselves or hurl their bodies against the sides of their cages as a result of anxiety-induced psychosis. Workers often bludgeon animals with metal rods or slam them against the ground. One investigation documented that some animals were still alive—breathing and blinking—for as long as 10 minutes after their skin had been peeled off. The investigator documented that one skinned raccoon dog who was lying on a heap of carcasses had enough strength left to lift his skinless head and stare into the camera.

More information is available by watching PETA's exposé of the fur industry—narrated by Tim Gunn, chief creative officer for Liz Claiborne and star of *Project Runway*—at **www.FurIsDead.com.**

With the wide variety of high-tech synthetics available for creating luxurious faux furs, today's fashion designers and retailers can be innovative, distinctive, and highly competitive without using fur. Dozens of companies and designers have gone fur-free, such as **Polo Ralph Lauren, Stella McCartney, Vivienne Westwood, Comme des Garçons, Calvin Klein, Betsey Johnson, Gap, Inc., Nike, Inc.** (including **Cole Haan**), and **Liz Claiborne, Inc.** (including **Juicy Couture** and Coach competitor **Kate Spade**).

Despite the broad industry movement away from using animal fur, the technological advances in producing luxurious synthetics, and the cruelty inherent in fur production, Coach has refused to go fur-free. This is a matter of significant social importance, and understanding the feasibility of Coach joining many other retailers in becoming fur-free would benefit shareholders. Accordingly, shareholders are encouraged to vote in favor of this resolution.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

9812 Falls Road, Suite 123
Potomac, MD 20854
toll free 800 608 8163
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

April 8, 2009

Carole P. Sadler
Coach, Inc.
516 W. 34th St.
New York, NY 10001

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Material

Dear Ms. Sadler,

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 198 shares of Coach, Inc., common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Coach, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me.

Sincerely,

Mindy J. Mash
Sr. Reg. Associate